666 Fifth Avenue, 31st Floor • New York, New York 10103-3198
Telephone: 212 318 3000 • Facsimile: 212 318 3400
February 1, 2011
H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Delek US Holdings, Inc. Registration Statement on Form S-3 Filed January 7, 2011 File No. 333-171598
Dear Mr. Owings:
     We are counsel to Delek US Holdings, Inc. (the “Registrant”), and submit this letter on behalf of the Registrant, at its request, in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2011 (the “Comment Letter”), with respect to the Registrant’s Registration Statement on Form S-3 filed on January 7, 2011 (File No. 333-171598) (the “Registration Statement”).
     The Registrant’s responses with respect to each comment contained in the Comment Letter are set forth below. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement, which the Registrant is filing contemporaneously with this response letter.
General
1. We note that the selling stockholders are Delek Petroleum Ltd. and Delek Hungary Holding Limited Liability Company, which appear to be entities that, together, hold a majority interest in you. We also note that the selling stockholders are offering 39,736,432 shares and that your public float is approximately 13,580,000 shares. Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling stockholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please identify on the cover page of the prospectus
AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES
MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC
www.fulbright.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 1, 2011

and under the “Selling Stockholders” section that the selling stockholders are underwriters and disclose that this offering is a primary offering. For guidance, see Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations available on our website, www.sec.gov.
     Response:
     The Registrant acknowledges the Staff’s comment. Pursuant to Rule 415(a)(1)(x) of the Securities Act of 1933 (the “Securities Act”), securities may be registered on Form S-3 and offered or sold on a continuous or delayed basis “by or on behalf of the registrant... or a person of which the registrant is a majority-owned subsidiary.” Rule 405 of the Securities Act defines “majority-owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding securities representing the right... to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries.” As of December 31, 2010, approximately 73% of the outstanding shares of common stock of the Registrant were beneficially owned by Delek Group Ltd. (“Delek Group”). Delek Group is the parent company of Delek Petroleum Ltd. (“Delek Petroleum”), which directly holds 346,563 shares and Delek Petroleum is the parent company of Delek Hungary Holding Limited Liability Company (“Delek Hungary”), which directly holds 39,389,869 shares. Accordingly, Delek Group holds over 50 percent of the securities representing the right to vote on the election of directors of the Registrant. Therefore, we respectfully submit that the registration of the shares of common stock of the Registrant beneficially owned by Delek Group and held of record by Delek Petroleum and Delek Hungary on Form S-3 is permitted pursuant to Rule 415(a)(1)(x) of the Securities Act. Given the affiliation between Delek Petroleum, Delek Hungary and the Registrant outlined above, including the fact that Delek Group is the common parent of all three entities, the Registrant has revised the disclosure in the Registration Statement to identify Delek Petroleum and Delek Hungary as underwriters and the offer of securities pursuant to the Registration Statement as a primary offering. Please see the disclosure added to the prospectus cover and the “Selling Stockholders” section on page 24, and the revised disclosure in the “Plan of Distribution” section on page 26, of Amendment No. 1.
Exhibit 5.1
2. Please clarify in the first paragraph that Fulbright & Jaworski L.L.P. has acted as counsel to the company.
     Response:
     The opinion of Fulbright & Jaworski L.L.P. has been revised in accordance with the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 1.
3. Counsel may state that its consent is not to be construed as an admission that counsel is a party whose consent is required to be filed under Section 7 of the Securities Act, but it cannot make such statement with respect to the Securities Act or the rules and regulations promulgated thereunder generally. Please revise accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 1, 2011

     Response:
     The opinion of Fulbright & Jaworski L.L.P. has been revised in accordance with the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 1.
     At such time as the Registrant requests acceleration of the Registration Statement, it will furnish a letter with the acknowledgments requested by the Staff.
     If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3261 or Manuel G.R. Rivera at (212) 318-3296.
Sincerely yours,
/s/ Merrill M. Kraines
Merrill M. Kraines

cc:	Charles Lee, U.S. Securities and Exchange Commission Brigitte Lippmann, U.S. Securities Exchange Commission Ezra Uzi Yemin, Delek US Holdings, Inc. Kent Thomas, Delek US Holdings, Inc.